Exhibit 99.1

Goldcorp Reports 2012 First Quarter Results

Toronto Stock Exchange: G
New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, April 25, 2012 /CNW/ - GOLDCORP INC. (TSX: G), (NYSE: GG) today reported that adjusted net earnings1 in the quarter increased to $404 million, or $0.50 per share, compared to $392 million, or $0.49 per share, in the first quarter of 2011.  Reported net earnings were $479 million compared to $651 million in the first quarter of 2011.  Operating cash flows before working capital changes2 were $480 million.  Gold production totaled 524,700 ounces at a total cash cost3 of $251 per ounce.

First Quarter 2012 Highlights

•         Revenues increased 11% to $1.3 billion on gold sales of 545,700 ounces.

•         Operating cash flow before working capital changes increased 4% to $480 million or $0.59 per share.

•         Adjusted net earnings increased 3% over the 2011 first quarter, to $404 million or $0.50 per share.

•         Cash costs totaled $251 per ounce on a by-product basis and $648 per ounce on a co-product basis.

•         Dividends paid amounted to $109 million.

•         Quarter-end cash balance of $1.4 billion; net cash position of $0.5 billion4.

•         High Pressure Grinding Roll ("HPGR") supplemental feed system commissioned at Peñasquito.

"Solid operating results throughout most of our mine portfolio were offset by a challenging first quarter at Red Lake," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "Adverse ground conditions at Red Lake delayed the development of new mining faces in the High Grade Zone which, taken together with lower grade in other areas of the mine, led to our slow start to 2012.  Our Mexican operations were a particular area of strength in the first quarter, highlighted by the successful commissioning of the final component of Peñasquito's processing line which positions the mine for strong performance over the balance of 2012.

"The pace of construction and development activities at our growth projects remained impressive in the first quarter as well.  The Pueblo Viejo joint venture in the Dominican Republic is nearing completion and set to be our next source of new gold production in mid-2012. The Cerro Negro project in Argentina continues to progress toward expected initial gold production in the second half of 2013, and ongoing exploration success there is enhancing the prospects for additional gold reserve growth.  In Canada, construction remains on track at Éléonore for late 2014, which is expected to become one of the country's largest new underground gold mines. The 2014 planned completion of the Cochenour project in Red Lake, Ontario will supplement Red Lake's production profile with sustained, low-cost production and the potential for new exploration success in this world-class camp."

Financial Review

Gold sales in the first quarter were 545,700 ounces on production of 524,700 ounces.  This compares to sales of 627,300 ounces on production of 637,600 ounces in the first quarter of 2011. Silver production totaled 6.6 million ounces compared to silver production of 6.1 million ounces in the prior year's first quarter.  Total cash costs were $251 per ounce of gold on a by-product basis.  On a co-product basis, cash costs were $648 per ounce, impacted primarily by lower overall gold production.

Net earnings in the quarter were $479 million compared to $651 million in the first quarter of 2011. Adjusted net earnings in the first quarter totaled $404 million, or $0.50 per share, compared to $392 million or $0.49 per share, in the first quarter of 2011.  Adjusted net earnings in the first quarter of 2012 primarily exclude the gains from the foreign exchange translation of deferred income tax liabilities; mark-to-market losses relating to a term silver sales contract; mark-to-market gains on the conversion feature of convertible senior notes and impairment charges related to certain of its equity investments; but include the impact of non-cash stock-based compensation expenses which amounted to approximately $28 million or $0.03 per share for the quarter.  Operating cash flow before changes in working capital was $480 million compared to $463 million in last year's first quarter.  An average realized gold price of $1,707 per ounce for the quarter and total cash costs of $251 per ounce resulted in a gold margin5 of $1,456 per ounce of gold sold.

Mexico

Gold and silver production at Peñasquito in the first quarter was 68,600 and 4,955,400 ounces respectively while lead and zinc production totaled 39.2 million pounds and 63.8 million pounds, respectively.  Strong by-product production contributed to total cash costs of negative $751 per ounce of gold.

The Company announced on March 28th the successful commissioning of the HPGR supplemental feed system, positioning the mine to achieve design processing capacity.   As expected, plant throughput during the first quarter of 2012 was affected by the tie-in and commissioning of the HPGR system as well as planned milling circuit maintenance.  The mine remains on track to achieve estimated 2012 production guidance of 425,000 ounces of gold.  Activities at Peñasquito over the balance of 2012 will focus on further optimization of the processing plant as well as commissioning of the Waste Rock Overland Conveyor system expected in the second half of this year.

Gold production at Los Filos in the first quarter was 82,700 ounces at a total cash cost of $521 per ounce.  The construction of new phases of the heap leach pad facility is progressing well and is on track for completion late in the second quarter of 2012.  The 2012 exploration program is continuing to follow up on 2011 drilling success through the exploration of the Los Filos pit towards the 4P south area, and El Bermejal pit towards the northwest.  The Company is pleased to announce that Los Filos has been awarded Goldcorp's highest safety award for the third year in a row.  The Los Filos team's sustained commitment to safety excellence is the embodiment of Goldcorp's dedication to fostering a world-class safety culture throughout the organization.

Canada

At Red Lake in Ontario, first quarter gold production was 114,200 ounces at a total cash cost of $523 per ounce.  Adverse ground conditions in the High Grade Zone delayed access to planned high grade stopes.  Inconsistent mineralization in the Footwall Zones and lower-than expected grades in the Campbell zone, also contributed to lower overall gold production.

Drilling continued from the 4199 exploration ramp during the first quarter of 2012. The focus of exploration activities remains on the High Grade Zone at depth, testing for the possibility of fault offsets and extensions of the High Grade Zone beyond the current five year reserve. Drilling in this area has intersected large carbonate veins, as well as zones of high-grade gold mineralization. These intercepts, located 10-50 metres from the projection of the High Grade Zone, appear to be either the fault offset or a new zone.

At Porcupine in Ontario, gold production during the first quarter increased to 60,700 ounces at a total cash cost of $786 per ounce, driven by higher throughput.  The Hoyle Pond Deep project continued to advance to access both depth extensions of current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation.  The commencement of full-face shaft sinking is planned for the second quarter of 2012.  Work related to the Hollinger open pit project focused on completing the first kilometer of haul road construction between the Hollinger site and the Dome mill and equipment purchases, with the first of two shovels arriving on site for assembly during the first quarter of 2012. The development phase of the project will continue for a period of 12-18 months, with initial ore feed from Hollinger expected through the mill in the second half of 2012.

Exploration during the first quarter of 2012 focused on current mineralized zones at Hoyle Pond, including follow-up drilling on positive results achieved in the high-grade VAZ zone. Surface drill programs were focused on targets near the Hoyle Pond Mine as well as a conceptual target near Dome Mine.

Gold production at Musselwhite during the first quarter totaled 53,200 ounces at a total cash cost of $844 per ounce.  Exploration in the first quarter focused on continued definition of the Lynx Zone from surface and underground. Surface drilling on Lynx targeted the along-strike extent while two ice rigs targeted the up-dip extent above the current resource. Drilling on the up-dip extent of the Lynx returned positive results and the zone was also intersected at the North Shore, a distance of 1.5 kilometres north of the current resource boundary. Underground drilling has also returned positive results for the C-block of the PQ Deeps north of the 2011 resource boundary. Additionally, early stage exploration of the West Limb target has returned positive results, with a number of mineralized shears intersected in the drilling.

Guatemala

At Marlin in Guatemala, gold and silver production decreased 32% and 6% from the first quarter 2011 to a total of 53,200 ounces and 1,663,100 ounces respectively.  Cash costs totaled negative $187 per ounce.  The decreases in gold and silver production are consistent with the mine plan following completion of open pit mining operations in the Marlin pit at the end of 2011. Development of the West Vero Zone has progressed as planned and initial production from this area is expected during the second quarter of 2012. Drilling to extend the Delmy vein to the north is also showing positive results.

Advancing the Project Pipeline

At the Pueblo Viejo project in the Dominican Republic, overall construction is approximately 93% complete, with initial production expected in mid-2012. At the end of the first quarter, about 15 million tonnes of ore were stockpiled; representing approximately 1.7 million contained gold ounces. Construction of the tailings facility progressed during the first quarter with the receipt of all permits to allow construction of the starter dam to its full design height. The oxygen plant is on track for pre-commissioning testing in the second quarter of 2012 and full commissioning of the first two of four autoclaves is expected to occur in the second quarter. The Piedra Blanca Substation was commissioned and the site is now able to draw energy from the grid, in the near-term.

As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis) or $120 million (Goldcorp's share), of which 90% is committed.  The new plant is expected to provide lower cost, long-term power to the project. Earth work for the new power plant has commenced.

At the Cerro Negro project in Argentina, activities at site continued to advance the project in the overall categories of infrastructure and construction, mine development and exploration. The development plan calls for concurrent mining from multiple veins, with initial mining to take place in the Eureka, Mariana Central and Mariana Norte veins.  Total underground ramp development for the Eureka vein remained at 1,621 metres of the total 3,900 metres planned, while drifts were driven into the Eureka vein on the 476 and 450 levels.  These levels will become the first production blocks to be mined this year.  Lateral development continued as planned and ore from the Eureka vein is anticipated to be mined and stockpiled on the surface during 2012.  Development of the Mariana Central and Mariana Norte veins also continued to advance in the first quarter of 2012.  Surface excavations and earthworks related to the mine portals for decline development continued. Engineering, Procurement and Construction Management was 31% complete at the end of the first quarter of 2012.

Strong exploration results continued at Cerro Negro throughout the first quarter from a total of 118 holes drilled.  The primary focus of drilling remains on the in-fill and expansion of the Mariana Central, Mariana Norte and San Marcos deposits, as well as completion of condemnation drilling at primary infrastructure locations. Exceptionally strong results were achieved in the Mariana Norte Hanging Wall quartz vein, San Marcos Sur and Mariana Central.

The Company is subject to import restrictions enacted in Argentina during the first quarter with respect to equipment and materials required for the construction of the Cerro Negro project.  While certain delays have been experienced, construction currently remains on schedule for initial gold production in the second half of 2013.

At the Éléonore project in Quebec, construction activities continued to advance on the dual shaft mine design that is expected to feed the 7,000 tonne-per-day plant.  The production shaft has been collared and construction of associated infrastructure continued to progress well.  The Gaumond exploration shaft reached a depth of 691 metres with completion to full 718 metre depth on track for the second quarter of 2012.  The exploration ramp has now advanced 1,200 metres in length and definition drilling is expected to take place from the ramp starting in the third quarter 2012.

Exploration in 2012 continues to focus on increasing the level of confidence in the geological and resources models. Approximately, 45 kilometres of drilling is planned for the year from a combination of surface and underground drills in addition to nine kilometres of expected definition drilling. Three surface rigs were active in the first quarter, with nearly 15,000 metres drilled.  Activities have initially targeted the upper portion of the ore body above 650 metres and drilling is now focusing between 650 metres and 800 metres in the center portion of the ore body and in the northern portion of near-surface low-grade gold mineralization.

At the Cochenour project in Ontario, widening of the historical Cochenour shaft continued to advance, with 154 metres completed of a total depth of 238 metres.  The Cochenour-Red Lake haulage drift that will transport ore from Cochenour to existing Red Lake processing facilities advanced to 43% of completion.  Exploration drilling from the haulage drift is continuing with two drills in operation.  Diamond drilling with three drills at surface is underway to define the top portion of the Bruce Channel deposit and additional resources at Cochenour.

Successful exploration and development work also continued at Camino Rojo, an advanced-stage district project near Peñasquito.  Drilling has demonstrated that sulphide mineralization extends at depth for at least 400 metres west of the Represa resource. The resource block and geologic models were completed early in the current quarter, and a feasibility study remains on track to be available by mid-2012. At Noche Buena, another advanced-stage district project near Peñasquito, the focus in the first quarter remained on completion of the geologic model and an updated feasibility study is in progress for completion mid-2012.

At the El Morro project in Chile, construction planning and detailed engineering for facilities in the areas approved by the Environmental Impact Assessment ("EIA") continued to progress. Detailed engineering of fresh water and concentrate pipelines is expected to be completed in the third quarter of 2012.  Detailed engineering of the desalination plant continues and a commitment to purchase equipment has been signed.  Detailed engineering for power line towers and foundations is also progressing.  Mine and plant equipment selection process in ongoing.  The detailed design for the tailings dam are expected to be sufficiently complete in second quarter of 2012 which will allow for application for sectoral permits in the third quarter. Condemnation drilling activities at site continued with over 20 kilometres drilled to date and 8,500 metres in the first quarter of 2012.

2012 Outlook

Goldcorp's current 2012 gold production guidance is 2.6 million ounces at total cash costs of $250 to $275 per ounce of gold on a by-product basis and $550 to $600 per ounce of gold on a co-product basis. The Company is currently analyzing the potential impact of first quarter production delays at Red Lake to Goldcorp's overall 2012 production and cash costs.

This release should be read in conjunction with Goldcorp's first quarter 2012 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources - Reports & Filings" section under "Quarterly Reports".

A conference call will be held on April 26, 2012 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until May 27, 2012 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 6608575.  A live and archived audio webcast also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 of the 2012 first quarter MD&A for a reconciliation of adjusted earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)	Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations.

Cash provided by operating activities reported in accordance with GAAP was $322 million for the three months ended March 31, 2012.

(3)	The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices of $1,250 per ounce of gold, $20 per ounce of silver, $3.25 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices. Using actual realized sales prices, the co-product total cash costs would be $654 per gold ounce for the three months ending March 31, 2012. Refer to page 37 of the 2012 first quarter MD&A for a reconciliation of total cash costs to reported production costs.

(4)	Net cash position is the quarter-end cash balance less the face value of the convertible debenture of $862 million which includes the liability and equity components.

(5)	The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted - Unaudited) Q1'12 Revenues per Financial Statements $1,349 Treatment and refining charges on concentrate sales 45 By-product silver, copper, lead and zinc sales (462) Gold revenues 932 Divided by ounces of gold sold 545,700 Realized gold price per ounce $1,707 Deduct total cash costs per ounce of gold sold3 251 Margin per gold ounce $1,456

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended March 31
		2012	2011
Revenues		$1,349	$1,216
Gold produced (ounces)		524,700	637,600
Gold sold (ounces)		545,700	627,300
Copper produced (thousands of pounds)		24,100	21,400
Copper sold (thousands of pounds)		21,600	21,400
Silver produced (ounces)		6,618,500	6,143,400
Silver sold (ounces)		8,714,000	5,911,000
Lead produced (thousands of pounds)		39,200	36,500
Lead sold (thousands of pounds)		52,400	31,400
Zinc produced (thousands of pounds)		63,800	55,600
Zinc sold (thousands of pounds)		75,900	59,500
Average realized gold price (per ounce)		$1,707	$1,394
Average London spot gold price (per ounce)		$1,691	$1,386
Average realized copper price (per pound)		$4.25	$4.27
Average London spot copper price (per pound)		$3.77	$4.38
Average realized silver price (per ounce)		$26.80	$28.91
Average London spot silver price (per ounce)		$32.63	$31.86
Average realized lead price (per ounce)		$0.96	$1.21
Average London spot lead price (per ounce)		$0.95	$1.18
Average realized zinc price (per ounce)		$0.98	$1.07
Average London spot zinc price (per ounce)		$0.92	$1.09
Total cash costs - by-product (per gold ounce)		$251	$188
Total cash costs - co-product (per gold ounce)		$648	$504

Production Data:
Red Lake gold mines :	Tonnes of ore milled	220,100	210,600
	Average mill head grade (grams per tonne)	16	29
	Gold ounces produced	114,200	186,100
	Total cash cost per ounce - by-product	$523	$322
Porcupine mines :	Tonnes of ore milled	1,017,800	1,010,300
	Average mill head grade (grams per tonne)	2.07	2.02
	Gold ounces produced	60,700	59,800
	Total cash cost per ounce - by-product	$786	$733
Musselwhite mine :	Tonnes of ore milled	327,400	350,200
	Average mill head grade (grams per tonne)	5.43	6.22
	Gold ounces produced	53,200	67,300
	Total cash cost per ounce - by-product	$844	$621
Peñasquito :	Tonnes of ore mined	8,224,751	13,859,300
	Tonnes of waste removed	32,225,155	31,048,200
	Tonnes of ore milled	8,393,100	7,937,200
	Average head grade (grams per tonne) - gold	0.36	0.31
	Average head grade (grams per tonne) - silver	24.84	23.51
	Average head grade (%) - lead	0.31	0.32
	Average head grade (%) - zinc	0.56	0.53
	Gold ounces produced	68,600	57,600
	Silver ounces produced	4,955,400	4,374,400
	Lead (thousands of pounds) produced	39,200	36,500
	Zinc (thousands of pounds) produced	63,800	55,600
	Total cash cost per ounce - by-product	($751)	($1,488)
	Total cash cost per ounce - co-product	$726	$671
Los Filos mine :	Tonnes of ore mined	7,391,100	6,016,300
	Tonnes of waste removed	10,368,400	9,468,100
	Tonnes of ore processed	7,404,300	6,034,000
	Average grade processed (grams per tonne)	0.70	0.75
	Gold ounces produced	82,700	94,600
	Total cash cost per ounce - by-product	$521	$427
El Sauzal mine :	Tonnes of ore mined	576,500	520,100
	Tonnes of waste removed	2,678,900	1,498,200
	Tonnes of ore milled	516,300	525,800
	Average mill head grade (grams per tonne)	1.37	1.53
	Gold ounces produced	21,400	24,500
	Total cash cost per ounce - by-product	$605	$499
Marlin mine :	Tonnes of ore milled	477,900	373,200
	Average mill head grade (grams per tonne) - gold	3.49	6.91
	Average mill head grade (grams per tonne) - silver	118	166
	Gold ounces produced	53,200	77,800
	Silver ounces produced	1,663,100	1,769,000
	Total cash cost per ounce - by-product	($187)	($324)
	Total cash cost per ounce - co-product	$501	$330
Alumbrera mine : (1)	Tonnes of ore mined	2,311,700	990,200
	Tonnes of waste removed	5,394,500	4,936,500
	Tonnes of ore milled	3,499,900	3,396,000
	Average mill head grade (grams per tonne) - gold	0.36	0.45
	Average mill head grade (%) - copper	0.39	0.39
	Gold ounces produced	27,600	34,100
	Copper (thousands of pounds) produced	24,100	21,400
	Total cash cost per ounce - by-product	($1,131)	($232)
	Total cash cost per ounce - co-product	$918	$862
Marigold mine : (2)	Tonnes of ore mined	1,713,200	2,033,200
	Tonnes of waste removed	6,785,400	6,490,700
	Tonnes of ore processed	1,713,200	2,033,200
	Average grade processed (grams per tonne)	0.65	0.54
	Gold ounces produced	26,500	22,500
	Total cash cost per ounce - by-product	$679	$785
Wharf mine :	Tonnes of ore mined	716,200	606,000
	Tonnes of ore processed	737,900	574,300
	Average grade processed (grams per tonne)	0.94	0.65
	Gold ounces produced	16,600	13,300
	Total cash cost per ounce - by-product	$663	$898

Financial Data:
Cash provided by operating activities of continuing operations		$322	$586
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.		$479	$651
Net earnings attributable to shareholders of Goldcorp Inc.		$479	$651
Net earnings per share from continuing operations - basic		$0.59	$0.82
Net earnings per share - basic		$0.59	$0.82
Adjusted net earnings per share - basic		$0.50	$0.49
Weighted average number of shares outstanding (000's)		810,046	798,462

(1) Shown at Goldcorp's interest - 37.5%
(2) Shown at Goldcorp's interest - 66.7%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended March 31

	2012	2011
Revenues	$1,349	$1,216
Mine operating costs
Production costs	(559)	(451)
Depreciation and depletion	(158)	(164)
	(717)	(615)
Earnings from mine operations	632	601
Exploration and evaluation costs	(19)	(12)
Share of net (losses) and earnings of associates	(22)	2
Corporate administration	(72)	(58)
Earnings from operations and associates	519	533
(Losses) gains on securities	(5)	320
Gains (losses) on derivatives, net	55	(57)
Finance costs	(6)	(6)
Other income	14	22
Earnings before taxes	577	812
Income taxes	(98)	(161)
Net earnings attributable to shareholders of Goldcorp Inc.	$479	$651
Net earnings per share
Basic	$0.59	$0.82
Diluted	0.51	0.81

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars - Unaudited)

	Three Months Ended March 31

	2012	2011
Net earnings attributable to shareholders of Goldcorp Inc.	$479	$651
Other comprehensive income (loss), net of tax
Mark-to-market gains (losses) on securities	12	(63)
Reclassification adjustment for impairment losses included in net earnings	5	-
Reclassification adjustment for realized gain on disposition of securities included in net earnings	-	(295)
	17	(358)
Total comprehensive income attributable to shareholders of Goldcorp Inc.	$496	$293

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended March 31
	2012	2011
Operating Activities
Net earnings from continuing operations	$479	$651
Adjustments for:
Reclamation expenditures	(5)	(4)
Losses (gains) on securities	5	(320)
Items not affecting cash
Depreciation and depletion	158	164
Share of net losses and (earnings) of associates	22	(2)
Share-based compensation expense	28	22
Unrealized (gains) losses on derivatives, net	(55)	49
Accretion of reclamation and closure cost obligations	4	3
Deferred income tax recovery	(155)	(100)
Other	(1)	-
Change in working capital	(158)	123
Net cash provided by operating activities	322	586
Investing Activities
Expenditures on mining interests	(540)	(346)
Deposits on mining interests expenditures	(50)	(6)
Interest paid	(9)	(9)
Repayment of capital investment in Pueblo Viejo	-	64
Purchases of securities and other investments	(14)	(6)
Proceeds from sales of securities and other investments, net	273	519
Other	8	(4)
Net cash (used in) provided by investing activities	(332)	212
Net cash provided by investing activities of discontinued operations	5	-
Financing Activities
Common shares issued, net of issue costs	6	11
Dividends paid to shareholders	(109)	(75)
Net cash used in financing activities	(103)	(64)
Effect of exchange rate changes on cash and cash equivalents	-	(10)
(Decrease) increase in cash and cash equivalents	(108)	724
Cash and cash equivalents, beginning of period	1,502	556
Cash and cash equivalents, end of period	$1,394	$1,280

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	March 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$1,394	$1,502
Accounts receivable	691	473
Inventories and stockpiled ore	569	574
Notes receivable	35	40
Other	197	361
	2,886	2,950
Mining interests
Owned by subsidiaries	22,930	22,673
Investments in associates	1,652	1,536
	24,582	24,209
Goodwill	1,737	1,737
Investments in securities	221	207
Note receivable	42	42
Deposits on mining interests expenditures	106	73
Other	177	156
Total assets	$29,751	$29,374
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$651	$619
Income taxes payable	140	48
Derivative liabilities	109	65
Other	25	39
	925	771
Deferred income taxes	5,405	5,560
Long-term debt	748	737
Derivative liabilities	185	237
Provisions	382	375
Income taxes payable	113	113
Other	91	96
Total liabilities	7,849	7,889
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,022	16,992
Investment revaluation reserve	60	43
Retained earnings	4,607	4,237
	21,689	21,272
Non-controlling interests	213	213
Total equity	21,902	21,485
Total liabilities and equity	$29,751	$29,374

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:01e 25-APR-12